MAIL STOP 3720

      July 10, 2006

Mr. Robert E. Long
EP Floors, Inc.
4 Springfield Street, 5th Floor
PO Box 338
Three Rivers, MA 01080

      Re:	EP Floors, Inc.
   Amendment No. 1 to Registration Statement on Form SB-2
   Filed June 28, 2006
      File No. 333-132621

Dear Mr. Long:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
Prospectus Summary, page 2
1. In all instances where you address your auditor`s going concern opinion, please clarify that they have expressed "substantial doubt" as to your ability to continue as a going concern. Current disclosure merely indicates "doubt." See prior comment three to our letter dated April 17, 2006.

Summary Financial Data, page 2
2. Please include cost of sales in the Income Statement Data.
3. Please clarify the time frame during which your financing needs will amount to less than $100,000, i.e., "during the next 12 months," if true. See also risk factor two on page four.

Risk Factors, page 3
4. Risk factor 18 is redundant in light of risk factor 20.
5. We note the last sentence added to risk factor 19. Please clarify what corporate governance measures you are referring to.

Management`s Discussion and Analysis or Plan of Operation, page 18
6. Please indicate in the summary table for the three months ended March 31, 2006 and 2005 that the numbers are "unaudited."
7. We note your response to prior comment 26 but your response did not address the appropriateness of the loan to Mr. Long in light of the restrictions imposed by Section 402 of the Sarbanes Oxley Act of
2002. Please note that personal loans made while a company is a private company but after the effective date of Section 402 are not grandfathered under the statute.
8. We note your response to prior comment 28.  However, no
discussion
was added to explain why the application of your revenue
recognition
and accounting for income taxes involves estimates of management that
are subject to significant uncertainty.  Please revise to include such discussions.
Directors, Executive Officers, Promoters and Control Persons, page
29
9. In your response letter, please tell us what consideration you have given to including your operation`s manager in the management table as a significant employee. See Item 401(b) of Regulation S-B.

Financial Statements

Notes to the Financial Statements (unaudited), page F-15
10. We note that your unaudited interim financial statements do not include a statement of stockholders` equity. Please amend to include this statement for the period from the latest fiscal year end to the interim balance sheet date. It may be presented in a note to the financial statements.







*******

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at
(202) 551-3389 or me at (202) 551-3810 with any other questions.


      Sincerely,




      Larry Spirgel
      Assistant Director


cc:	Gary B. Wolff
	Fax:  (212) 644-6498


Mr. Robert E. Long
EP Floors, Inc.
July 10, 2006
p. 1